SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

For the date of December 29, 2003

Commission File Number 0-50131

IFCO SYSTEMS N.V.

(Translation of registrant’s name into English)

Rokin 55

1012 KK Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒         Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐        No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

The press release dated December 29, 2003, regarding the results of the Extraordinary General Meeting of IFCO Systems N.V. held on December 29, 2003 is attached to this report as Appendix A.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFCO SYSTEMS N.V. (Registrant)

Date: December 29, 2003	By:	/s/ MICHAEL W. NIMTSCH

Michael W. Nimtsch Senior Executive Vice President and Chief Financial Officer

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APPENDIX A

[IFCO SYSTEMS LOGO]

Nr. of pages: 1

FOR IMMEDIATE RELEASE

Date: 29.12.2003

Frankfurt: IFE1

Three new members elected to the Board of Directors of IFCO Systems N.V.

Amsterdam, December 29, 2003 – The Extraordinary General Meeting of IFCO Systems N.V. accepted today the resignation of the former Directors C, Mr. Jeremy Brade, Mr. Antonius C.M. Heijmen and Mr. Richard J. Moon from the board under full discharge with effect from December 29, 2003.

Mr. Michael Phillips, Mr. Ralf Gruss and Dr. Philipp Gusinde were elected as the new Directors C to the Board of Directors of IFCO Systems N.V., effective immediately.

The Extraordinary General Meeting of IFCO Systems N.V. also adopted the 2002 Annual Accounts (the “Dutch 2002 Annual Accounts”) and discharged the members of the Board of Directors for the fulfillment of their duties during the financial year 2002.

IFCO Systems is a world-wide logistics service provider with approximately 160 locations in Europe and North America. IFCO Systems operates a pool of more than 65 million RPCs (Reusable Plastic Containers) globally, which are used as a logistic system predominantly for fresh produce by leading grocery retailers.

In the United States, IFCO Systems also provides a national network of pallet management services. With more than 45 million wooden pallets recycled annually, IFCO Systems is the market leader in this industry. In 2002 IFCO Systems generated revenues of 380.7 million USD.